

February 7, 2012

Via E-mail
Brian Wasserman
Chief Financial Officer
SG Blocks, Inc.
400 Madison Avenue, Suite 16C
New York, NY 10017

> **Re:** **SG Blocks, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 3, 2012**
> **File No. 333-178321**

Dear Mr. Wasserman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 2 and your revised disclosure on pages 4 and 26. If you believe that you will not have sufficient cash to fund operations for the next twelve months, as indicated on those pages, please revise to state so directly in your summary.

Exhibit 5.1

2.   With a view toward a clarified opinion, please ask counsel to tell us how it concluded all "the Shares" are validly issued given that the prospectus cover page indicates a portion of the shares will be resold only upon exercise of warrants. Please also ask counsel to explain the assumption in the penultimate sentence of the second paragraph. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Russell Mancuso
Branch Chief

cc (via e-mail): Kenneth A. Schlesinger, Esq.
                Olshan Grundman Frome Rosenzweig & Wolosky LLP